UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Call to Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 25, 2025;

2.	Proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda;

3.	Minutes of the Audit Committee No. 307

Buenos Aires, March 5, 2025

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 25, 2025.

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meeting to be held on April 25, 2025.

We hereby attach:

a)	The call to an Ordinary and Extraordinary General Shareholders’ Meeting.

b)	The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

c)	The Minutes of the Audit Committee No. 307.

Sincerely,

/s/ Luis Fernando Rial Ubago

Luis Fernando Rial Ubago

Responsible for Market Relations

FREE TRANSLATION

CALL FOR AN ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING AND CLASS “A” AND CLASS “D” SHARES SPECIAL SHAREHOLDERS’ MEETINGS OF TELECOM ARGENTINA S.A.

The Shareholders of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”) are summoned to an Ordinary and Extraordinary General Shareholders’ Meeting and Class “A” and Class “D” shares Special Shareholders’ Meetings to be held on April 25, 2025, at 11 a.m. Buenos Aires Time on the first call, and at 12 p.m. Buenos Aires Time on the second call to deliberate upon the agenda of the Ordinary Shareholders’ Meeting, by personal attendance at the corporate offices at General Hornos No. 690, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1)	Appoint of two shareholders to sign the Minutes of the Meeting.

2)	Consider the documentation required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (“CNV”) Rules, and the Bolsas y Mercados Argentinos (“BYMA”) Listing Rules, as well as the financial documentation in English required by the U.S. Securities and Exchange Commission’s rules and regulations, for the Company’s thirty-sixth fiscal year, ended December 31, 2024 (“Fiscal Year 2024”).

3)	Consider the Retained Earnings as of December 31, 2024, which reported a positive balance of AR$1,012,403,588,560. Proposal to: (i) Allocate AR$50,620,179,428 to establish the Legal Reserve; ii) Allocate AR$961,783,409,132 to the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency”. (iii) Reclassify the amount of AR$93,077,304,540 from the account “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency” (which will amount, as a consequence, to AR$1,164,365,049,990) by charging that amount to the account “Contributed Surplus”, which, after giving effect to such reclassification, will total AR$2,488,650,848,653. (iv) Submit for the consideration of the Shareholders’ Meeting the delegation of powers to the Board of Directors in order to totally or partially withdraw the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency” and to distribute dividends in cash or in kind or any combination of both options.

4)	Consider the performance of Members of the Board of Directors and Members of the Supervisory Committee who have served during the Fiscal Year 2024.

5)	Consider the compensation for the Board of Directors corresponding to the Fiscal Year 2024. Proposal to pay the total amount of AR$3,574,607,443, representing 0.37% of the accountable earnings, calculated according to CNV Rules Title II, Chapter III, section 3.

6)	Authorize the Board of Directors to pay advances on fees to those Directors who during fiscal year to end December 31, 2025 (“Fiscal Year 2025”) serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).

7)	Consider the compensation to Members of the Supervisory Committee corresponding to the Fiscal Year 2024. Proposal to pay the total amount of AR$328,782,707.

8)	Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee who serve during the Fiscal Year 2025 (contingent upon what the Shareholders´ Meeting resolves).

9)	Elect five (5) regular Members of the Supervisory Committee to serve during the Fiscal Year 2025.

10)	Determine the number of alternate Members of the Supervisory Committee to serve during the Fiscal Year 2025 and elect them.

11)	Determine the compensation of the Independent Auditors who served during the Fiscal Year 2024.

12)	Appoint the Independent Auditors of the financial statements for the Fiscal Year 2025.

13)	Determine the compensation Independent Auditors of the financial statements for the Fiscal Year 2025.

14)	Consider the budget for the Audit Committee for the Fiscal Year 2025 (AR$188,131,000).

15)	Consider of the corporate reorganization through which Telecom Argentina, as absorbing and continuing company, will merge with its controlled companies Negocios y Servicios S.A.U. (“NYSSA”) and AVC Continente Audiovisual S.A. (“AVC”) (hereinafter, the “Corporate Reorganization” or the “Reorganization”), effective January 1st, 2025, in compliance with sections 82 and subsequent of the General Corporate Law, sections 80 and subsequent of the Income Tax Law and the CNV Rules. Consider of the Individual Special Merger Financial Situation Statement of Telecom Argentina and the Consolidated Special Merger Financial Situation Statement of Telecom Argentina, AVC and NYSSA, both as from December 31, 2024, with their respective reports of the Supervisory Committees, syndic and of the Independent Auditors. Consider the Preliminary Merger Agreement entered into by Telecom Argentina, AVC and NYSSA on February 27, 2025. Subscribe to the Final Merger Agreement. Grant authorizations to request to the regulatory entities any necessary approvals and authorizations and to perform all due submissions and procedures to obtain the corresponding registrations.

THE BOARD OF DIRECTORS

Note 1: Items 3 and 15 on the Agenda will be addressed in accordance with the rules applicable to the extraordinary meeting, and the rest of the items will be addressed in accordance with the rules applicable to the ordinary meeting. Item 15 on the Agenda will be addressed first in the Class “A” and Class “D” Shares Special Shareholders’ Meetings and then in the General Extraordinary Shareholders’ Meeting (in accordance with section 244 in fine of the General Corporate Law).

Note 2: Within the regulatory deadline, the documents related to the Shareholders’ Meeting may be consulted on the CNV’s website and on Telecom Argentina’s website: www.telecom.com.ar.

Note 3: Pursuant to the provisions of CNV Rules in section 22 of Chapter II, Title II, at the time of registration to take part in the Shareholders´ Meeting and at the time of attending the Shareholders’ Meeting, shareholders must supply all the details of the holders and their representatives (name and surname or full corporate name; type and number of identity card or registration data with precise identification of the specific registry and its jurisdiction; address, with indication of its kind. In addition, they must provide the same information regarding the representative(s) of the holder of the shares that will attend the Shareholders’ Meeting). Legal entities or other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: To be able to attend the Shareholders’ Meeting, the holders of Class “B” and Class “C” shares must deposit the book-entry shareholding certificates issued for that purpose by Caja de Valores S.A., no later than three business days prior to the date of the Shareholders’ Meeting, at General Hornos 690, 8th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. Buenos Aires Time and from 3 p.m. to 5 p.m. Buenos Aires Time or communicate their attendance to the Shareholders’ Meeting to the email address: AsuntosSocietarios@teco.com.ar with the corresponding book-entry shareholding certificate within the same time limit and until 5 p.m. Within the same terms and timetable, the holders of book-entry shares Class “A” and “D” must notify their attendance to the Meeting. The deadline is April 21, 2025, at 5 p.m. Buenos Aires Time.

Note 6: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders´ Meeting.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING AND

CLASS “A” AND CLASS “D” SHARES SPECIAL SHAREHOLDERS’ MEETINGS

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is that “the Shareholders propose the persons that will sign the Meeting Minutes.”

Proposal for the Second Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Approve Telecom Argentina’s documentation for the Fiscal Year 2024 required by Section 234 subsection 1 of Law No.19,550 and CNV Rules Title IV Chapter I article 1 (N.T. 2013): the Board Report and its Annex (Report on the Corporate Governance Code); the Informative Briefing; the Financial Statements and all their accompanying Notes and Annexes; the information of the Financial Statements for the period ended December 31, 2024 required by CNV Rules and the BYMA Listing Rules section 62; the Report from the Supervisory Committee; the Annual Report submitted by the Audit Committee, and the rest of the documentation for the fiscal year, including the English language documentation required by the Securities & Exchange Commission, as said documentation has been submitted and approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively, to the extent of their respective competencies.”

Proposal for the Third Item on the Agenda:

Regarding the Retained Earnings as of December 31, 2024, which reported a positive balance of AR$1,012,403,588,560 it is proposed to: (i) Allocate AR$50,620,179,428 to establish the Legal Reserve; (ii) Allocate AR$961,783,409,132 to the “Voluntary Reserve to maintain the capital investments level and the Company’s current level of solvency”. (iii) Reclassify the amount of AR$93,077,304,540 from the account “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency” (which will amount, as a consequence, to AR$1,164,365,049,990) by charging that amount to the account “Contributed Surplus”, which, after giving effect to such reclassification, will total AR$2,488,650,848,653. (iv) Submit for the consideration of the Shareholders’ Meeting the delegation of powers to the Board of Directors in order to totally or partially withdraw the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency” and to distribute dividends in cash or in kind or any combination of both options.

We note that this proposal regarding the Retained Earnings of the Fiscal Year 2024 sets forth amounts in constant currency as of December 31, 2024.

Proposal for the Fourth Item on the Agenda:

No proposal is formulated on this item, for which the Shareholders’ Meeting will consider the performance of the Members of the Board of Directors and the Members of the Supervisory Committee of Telecom Argentina who have served during the Fiscal Year 2024.

Proposal for the Fifth Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Approve a total compensation of AR$3,574,607,443 to the Members of the Board of Directors of Telecom Argentina who served since January 1st, 2024 up to December 31, 2024 to be distributed, in the manner that the Board of Directors resolves.”

Proposal for the Sixth Item on the Agenda:

The Board proposes to: “Authorize the Board of Directors to pay advances on fees to those Directors of Telecom Argentina that during the Fiscal Year 2025 serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).”

Proposal for the Seventh Item on the Agenda:

The Board proposes to the Shareholders Meeting to: “Approve a total compensation of AR$328,782,707 for the Supervisory Committee of Telecom Argentina who served since January 1, 2024 up to December 31, 2024, to be equally distributed among the five regular Members of said Committee, in the manner determined by the Supervisory Committee, after the portion corresponding to the Member that represents said Committee before the Executive Committee is allocated.”

Proposal for the Eighth Item on the Agenda:

The proposal is made to: “Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee of Telecom Argentina who serve during the Fiscal Year 2025, contingent upon what the Shareholders’ Meeting resolves.”

Proposal for Ninth Item on the Agenda:

The Board abstains from making a proposal regarding the persons to be designated as regular Members of the Supervisory Committee. The Shareholders nominating Members of said Committee are reminded of the provisions of Law 26,831 section 79: ‘For publicly listed companies per shares or debt negotiable instruments, all Members of the Supervisory Committee shall qualify as independent,’ and therefore, they are required to report to the Shareholders’ Meeting if they qualify as “independent” in accordance with the standard specified by the CNV Rules.

Proposal for the Tenth Item on the Agenda:

The Board proposes to the Shareholders Meeting to: “Determine that the number of Alternate Members of the Supervisory Committee to serve during the Fiscal Year 2025 should be five (5) members.”

The Board abstains from making a proposal regarding the persons to be designated as Alternate Members of the Supervisory Committee.

Proposal for the Eleventh Item on the Agenda:

The Board proposes to the Shareholders to: “Determine the compensation for the audit services provided by the Independent Auditors of the Financial Statements of Telecom Argentina for the Fiscal Year 2024 at the amount of AR$1,321,871,100 (not including VAT), of which AR$903,131,100 correspond to audit tasks of the Financial Statements, and AR$418,740,000 for the audit activities conducted in connection with the certification under Section 404 of Sarbanes- Oxley Act.”

Proposal for the Twelfth Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Appoint the firm Price Waterhouse&Co. S.R.L. as the Independent Auditors of the financial statements of Telecom Argentina for the Fiscal Year 2025.” If this proposal is approved, Mr. Alejandro Javier Rosa would serve as the regular certifying accountant, and Mr. Reinaldo Sergio Cravero and Mr. Ezequiel Luis Mirazón would serve indistinctly as alternates.

Proposal for the Thirteenth Item on the Agenda:

It is proposed that: “The compensation of the designated Independent Auditors for the Fiscal Year 2025 be determined by the Shareholders’ Meeting considering the financial documentation for the Fiscal Year 2025, delegating powers to the Audit Committee to determine the method of service delivery and to make advance payments on fees.”

Proposal for the Fourteenth Item on the Agenda:

The proposal to the Shareholders’ Meeting is that: “In accordance with the estimate made by the Audit Committee, the budget for the functioning of said Committee for the Fiscal Year 2025 be established at the amount of AR$188,131,000”.

Proposal for the Fifteenth Item on the Agenda:

The proposal to the Shareholders’ Meeting is to approve:

i)	The corporate reorganization through which Telecom Argentina, as absorbing and continuing company, will merge NYSSA and AVC, effective January 1st, 2025, in compliance with sections 82 and subsequent of the General Corporate Law, sections 80 and subsequent of the Income Tax Law and the CNV Rules; the Individual Special Merger Financial Situation Statement of Telecom Argentina and the Consolidated Special Merger Financial Situation Statement of Telecom Argentina, AVC and NYSSA, both as from December 31, 2024, with their respective Reports of the Supervisory Committees, syndic and of the Independent Auditors; the Preliminary Merger Agreement and the other documents related with the Corporate Reorganization that are detailed in item 15 of the Agenda.

ii)	To delegate powers to Mr. Carlos Alberto Moltini, Chairman, Mr. Mariano Marcelo Ibañez, Vice Chairman, and Mr. Damián Fabio Cassino, director, so that any of them indistinctly sign the Final Merger Agreement on behalf of Telecom Argentina.

iii)	To authorize the attorneys Andrea Viviana Cerdán, Alejandra Lea Martínez, María Verónica Tuccio, María Lucila Romero, Eugenia Prieri Belmonte, Martín Guillermo Ríos, Lucrecia María Delfina Moreira Savino and María Constanza Martella so that any of them acting indistinctly, requests to the control agencies the necessary approvals and authorizations in order to obtain the corresponding registrations”.

/s/ Andrea V. Cerdán

Andrea V. Cerdán

Attorney-in-fact

MEETING MINUTES

AUDIT COMMITTEE MEETING No. 307

MEMBERS IN ATTENDANCE:	Martín Héctor D’Ambrosio, Ignacio Cruz Moran and Carlos Alejandro Harrison

SECRETARY:	Héctor Daniel Cazzasa

EXTENAL ADVISOR:	Armando F. Ricci

OTHER ATTENDEES:	On behalf of the Supervisory Committee: Alejandro Massa

DATE OF MEETING:	February 20, 2025 – 3:00 p.m.

PRESENTATION OF MEETING AGENDA

At 3:00 p.m., Alejandro Harrison, Chairman of the Audit Committee, states that the meeting is being held in a hybrid manner using the IT platform CISCO WEBEX, with 100% quorum. Therefore, he addresses the agenda scheduled for the meeting, stating that the full supporting documentation on the items to be considered has been distributed in advance to the Committee members, with the following agenda.

1.	OPINION ON THE PROPOSALS THAT THE BOARD INTENDS TO SUBMIT TO THE ANNUAL GENERAL SHAREHOLDERS’ MEETING:

a.	Opinion on the proposal for Board of Directors’ fees for fiscal year 2024 and advance fee payments to Directors serving in fiscal year 2025;

b.	Opinion on the proposal for Independent Auditors’ fees for fiscal year 2024;

c.	Opinion on the proposal to appoint Independent Auditors for fiscal year 2025;

d.	Expenses of the Audit Committee — 2024 Report and 2025 Budget.

The Chairman states that the Board of Directors of the Company, at its meeting of February 11, 2025, requested the opinion of the Audit Committee, in accordance with section 110, subsections a) and e) of Law 26,831 and Section 10A of the U.S. Securities Exchange Act, on certain proposals that the Board of Directors intends to submit for the consideration of the Annual General Shareholders’ Meeting that will consider the fiscal year ended December 31, 2024.

Therefore, as is usual, the Audit Committee has been asked to provide an opinion regarding the proposals to be submitted before the General Meeting on the following items:

a.	Allocation to the directors of Telecom Argentina who served during the fiscal year 2024 (from January 1, 2024, to December 31, 2024) of compensation to be considered by the General Meeting, distributed in the manner that the Board agrees in due course, for all purposes, from January 1, 2024, to December 31, 2024, in the amount of AR$3,574,607,443.00.

b.	Authorization of the Board of Directors to make advance payments, as has been a practice in previous fiscal years, of fees to the Directors who during the fiscal year 2025 will act as independent directors or will fulfill technical and administrative roles or will serve on special commissions, within the provisions of the General Corporations Law, contingent upon the decision of the Shareholders’ Meeting that will consider the documentation for the year ending December 31, 2025.

c.	The proposal to pay the firm Price Waterhouse & Co. S.R.L. (“PwC”) for its services as Independent Auditors of Telecom Argentina S.A.’s financial statements for the fiscal year 2024 the amount of AR$1,321,871,100.00 (which does not include VAT), broken down into AR$903,131,100.00 for financial statements audit tasks, and AR$418,740,000.00 for audit tasks related to the certification under Section 404 of the Sarbanes Oxley Act.

d.	The proposal to appoint PwC as Independent Auditors of Telecom Argentina’s financial statements for the fiscal year ending December 31, 2025, with Alejandro Javier Rosa acting as the regular certifying accountant and Reinaldo Sergio Cravero and Ezequiel Luis Mirazón as his alternates.

Furthermore, the Board has requested to report the amount required for the Audit Committee’s operation and training activities during the fiscal year 2024 to be reported to the Shareholders’ Meeting, and to provide an evaluation of the resources it deems necessary to carry out its duties during the fiscal year 2025, so as to request the Shareholders’ Meeting to approve the respective budget.

I.	OPINION ON THE PROPOSAL FOR BOARD OF DIRECTORS’ FEES FOR THE FISCAL YEAR 2024 AND ADVANCE FEE PAYMENTS TO DIRECTORS SERVING IN THE FISCAL YEAR 2025

The proposal submitted by the Board is to allocate to the Directors of Telecom Argentina who served in the fiscal year 2024 (from January 1, 2024, to December 31, 2024), a total compensation of AR$3,574,607,443.00, for all their duties, proposing that the General Meeting delegate on the Board the distribution of that amount among its members.

After exchanging ideas, the Audit Committee UNANIMOUSLY approves the amount of fees to be allocated to the abovementioned Directors of Telecom Argentina S.A. To that end, the Audit Committee has taken into consideration the following criteria to support such approval:

a)	The roles that have been performed by the members on the Board and the different Committees;

b)	The responsibilities assigned and assumed, and the representation of the Company and its subsidiaries abroad;

c)	The specific dedication to their functions as part of the Governing Body, and the value added to the business for the technical tasks performed during the year;

d)	The provisions of article 261 of the General Corporations Law No. 19,550, and the compensation nature of the functions assigned, as well as the provisions of CNV Rules Chapter III Title II;

e)	The experience of Board members in their roles as well as the track record, professional experience and reputation of Directors who will receive said fees;

f)	The roles of Chairman and Vice-Chairman during the year under review, and the technical and administrative tasks fulfilled;

g)	The added value of additional functions carried out by some Members of the Board on several committees (Executive Committee, Audit Committee), requiring a specific professional profile, spending many hours of work, and involving tasks of high responsibility;

h)	The exclusive service of the Directors who are part of the Audit Committee, who do not participate in other Audit Committees in the market;

i)	The Company’s business volume, and strategic decisions made by this body and the challenges associated with the function;

j)	The proportionality, coherence and correlation of the proposal to be made to the Shareholders’ Meeting with those submitted in previous fiscal years, considering the global context and the high adaptability to new situations and permanent challenges faced by the market where the Company operates;

k)	The market behavior of publicly traded companies that are listed both on Argentine and U.S. Stock Exchanges.

Therefore, based on the above, the Audit Committee UNANIMOUSLY resolves:

1)	To approve said amount, considering the tasks performed, the general context, and the fact that said amount is reasonable and adequate in terms of market conditions for similar companies, and does not involve any infringement of any legal, regulatory, or statutory provisions applicable to the Company.

2)	To approve the proposal to empower the Board to make advance payments for fees to the Directors that will serve during the fiscal year 2025 (contingent upon the Shareholders’ Meeting decision that considers the documentation for the fiscal year 2025).

3)	To delegate to the Chairman the communication of this resolution to the Board of Directors, as well as the signing of the pertinent documentation.

II.	OPINION ON THE PROPOSAL FOR INDEPENDENT AUDITORS’S FEES FOR THE FISCAL YEAR 2024

The Audit Committee considers the proposal to pay PwC for its services as External Auditors of the Financial Statements of Telecom Argentina S.A. for the fiscal year 2024 the sum of AR$1,321,871,000.00 (which does not include VAT), broken down into AR$903,131,100.00 for financial statements audit tasks and AR$418,740,000.00 for the audit activities performed in connection with the certification under Section 404 of the Sarbanes Oxley Act.

After an analysis by its members, the Audit Committee considers that the proposed fees are reasonably appropriate to the magnitude, importance and quality of the task carried out and within the range of fees approved by other listed companies with similar characteristics to Telecom Argentina.

To reach this conclusion, the Audit Committee has considered the complexity of the task, and the specialization required to perform the audit activities developed by the External Auditors in relation to the certification of Section 404 of the Sarbanes-Oxley Act. Therefore, the Audit Committee unanimously concludes that the fees that the Board of Directors will propose to the Meeting as remuneration for the performance of such activities are equally reasonable, and UNANIMOUSLY approves said proposal.

III.	OPINION ON THE PROPOSAL TO APPOINT EXTERNAL AUDITORS FOR THE FISCAL YEAR 2025

Regarding the proposal for the appointment of Independent External Auditors of the Financial Statements of Telecom Argentina for the fiscal year 2025, the Board of Directors is planning to propose to the Annual General Shareholder’s Meeting the appointment of the firm Price Waterhouse & Co. as Independent External Auditors of the financial statements of Telecom Argentina for the year ended December 31, 2025. The account will continue to be led by CPA Alejandro Javier Rosa as the certifying accountant and CPAs Sergio Reinaldo Cravero and Ezequiel Luis Mirazón as his alternates.

The Audit Committee, under the specific provisions of CNV Rules —substantiated opinion required by articles 25 and 28 of Section VI, Chapter III, Title II of the CNV Rules (N.T. 2013 and amendments)— has carried out a review of the background and performance of PwC, which is also the current provider of independent auditing services of Telecom Argentina S.A.

In this regard, the review of PwC’s profile carried out by the Audit Committee was based on:

•	The composition of both the firm’s work teams, including both the audit and support teams, at both national and international levels, evidencing in-depth knowledge of the business systems and processes, and particularly of the financial reporting process.

•	The knowledge of the firm and associated companies.

•	The assessment of their performance, based on the Audit Committee’s activities of annual oversight and evaluation of Independent Auditors, whose essential objective is to achieve reliability in the financial information that the Company provides to control entities, investors, and markets.

•	The profile of PwC as a firm of local and international recognized prestige, with a vast and outstanding professional record, and with procedures that meet stringent levels of quality and independence at its audited companies.

•	The firm’s sound knowledge of the business of Telecom Argentina S.A., and of its administrative systems and control structure.

Therefore, the Audit Committee, based on the background of the proposed firm, its performance in previous years and the abovementioned considerations, UNANIMOUSLY resolves to submit to the Board of Directors a favorable opinion on the proposal to appoint PwC as Independent External Auditors for the fiscal year 2025.

IV.	AUDIT COMMITTEE EXPENSES – 2024 REPORT AND 2025 BUDGET

The Board of Directors has also requested the Audit Committee to report the amount of expenses incurred in its operation, functioning and training activities during the fiscal year 2024. Said total expenses have amounted to AR$44,187,993.00, of an originally approved budget of AR$127,958,619.00.

The Audit Committee was also asked to provide a forecast of the resources estimated to perform its duties during the fiscal year 2025, so as to request the General Meeting to approve the corresponding budget.

On this topic, Mr. Cazzasa submits a report on the expenses incurred by the Committee during the fiscal year 2024 and budgetary period. The Committee members review the different items of the report.

Continuing with discussions concerning the budget, in view of the activities performed during the previous fiscal year, the regulatory training and advisory needs estimated for the current year, the hiring of adequate services required for the effective performance of its duties and responsibilities, and the advisability of maintaining an adequate financial autonomy, as well as the general evolution of costs, the members of the Audit Committee conclude UNANIMOUSLY on the convenience to request the Shareholders’ Meeting to approve an operating budget of AR$188,131,000.00 for the fiscal year 2025. Said amount is consistent with the amounts budgeted using the currency of August 2024, adjusted by inflation as estimated by Telecom, at the currency of each of the months in which the expenditure is estimated to be made in 2025.

The following is placed on record:

a)	A copy of the Audit Committee’s expense report and budgetary estimates;

b)	A market survey of Directors’ fees and the composition of the proposed fees for the members of Telecom Argentina’s Board, and

c)	The document on the appointment and fees of the Independent Auditors,

which are included in the folder of supporting documents for the topics addressed by the Committee, after the meeting.

Furthermore, it is unanimously resolved that the Chairman, Mr. Carlos Alejandro Harrison, sign the documents on behalf of the Audit Committee and forward them to the Secretariat of the Board of Directors of Telecom Argentina.

Finally, the Secretary of the Committee states for the record that all the information provided during the meeting is recorded and saved in the file of the Audit Committee’s Secretariat, and on the CISCO WEBEX platform, under the “Meeting Minutes Number 307”.

There being no further business to transact, the meeting is adjourned at 5:45 p.m

/s/ Martín Héctor D’Ambrosio	/s/ Ignacio Cruz Moran
Martín Héctor D’Ambrosio	Ignacio Cruz Moran
/s/ Carlos Alejandro Harrison
Carlos Alejandro Harrison

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 5, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations